SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Liquidia Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

53635D202
(CUSIP Number)

David Johnson
Caligan Partners LP
780 Third Avenue, 30th Floor
New York, NY 10017
(646) 859-8204

Eleazer Klein, Esq. Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53635D202	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Caligan Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,118,592 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,118,592 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,118,592 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 53635D202	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON David Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 106,132 shares of Common Stock underlying director stock options 20,359 restricted stock units
	8	SHARED VOTING POWER 8,118,592 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 106,132 shares of Common Stock underlying director stock options 20,359 restricted stock units
	10	SHARED DISPOSITIVE POWER 8,118,592 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,118,592 shares of Common Stock 106,132 shares of Common Stock underlying director stock options 20,359 restricted stock units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 53635D202	SCHEDULE 13D/A	Page 4 of 7 Pages

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons used a total of approximately $37,468,054 (including brokerage commissions) to acquire the Common Stock reported herein. The source of the funds used to acquire the Common Stock reported herein was the working capital of the Caligan Funds and Accounts.

The restricted stock units and director stock options reported herein were acquired by Mr. Johnson for his services rendered to the Issuer as a member of the Issuer’s board of directors.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On September 10, 2024, certain Caligan Funds entered into a Common Stock Purchase Agreement (the “2024 Purchase Agreement”) with the Issuer for the purchase from the Issuer in a private placement (the “2024 Private Placement”) of an aggregate of 1,123,595 shares (the “2024 Private Placement Shares”) of Common Stock at a purchase price of $8.90 per share. The closing of the 2024 Private Placement was conditioned upon the closing of the Issuer’s concurrent underwritten registered public offering (the “Public Offering”) and other customary closing conditions. The 2024 Private Placement closed on September 12, 2024 concurrently with the closing of the Public Offering.

In connection with the 2024 Private Placement, on September 10, 2024, the Caligan Funds which entered into the 2024 Purchase Agreement also entered into a registration rights agreement (the “2024 Registration Rights Agreement”) with the Issuer. Pursuant to the 2024 Registration Rights Agreement, the Issuer agreed to file a shelf registration statement (the “2024 Registration Statement”) with the Securities and Exchange Commission (the “SEC”) within 180 days following September 10, 2024 (the “2024 Filing Deadline”) to register the 2024 Private Placement Shares for resale and use its best efforts to cause the 2024 Registration Statement to be declared effective by the SEC or otherwise become effective under the Securities Act as soon as practicable after the filing thereof, but in no event later than that date that is the earlier of (i) in the event that such 2024 Registration Statement (x) is not subject to a review by the SEC, 60 days after the earlier of (A) the 2024 Filing Deadline and (B) the date such 2024 Registration Statement was filed with the SEC and (y) is subject to a review by the SEC, 90 days after the earlier of (A) the 2024 Filing Deadline and (B) the date such 2024 Registration Statement was filed with the SEC and (ii) five (5) business days after the date the Issuer receives written notification from the SEC that the 2024 Registration Statement will not be reviewed.

CUSIP No. 53635D202	SCHEDULE 13D/A	Page 5 of 7 Pages

The foregoing summaries of the 2024 Purchase Agreement and the 2024 Registration Rights Agreement do not purport to be complete and are qualified in their entireties by the full texts of each of the 2024 Purchase Agreement and the 2024 Registration Rights Agreement, which have been filed as Exhibit 99.7 and Exhibit 99.8 hereto, respectively, and incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5 (a)-(c) of the Schedule 13D is hereby amended and restated as follows:

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 84,377,963 shares of Common Stock outstanding, which is the sum of (i) 76,793,694 shares of Common Stock outstanding as of August 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the SEC on August 7, 2024; (ii) the 6,460,674 shares of Common Stock issued on September 12, 2024 in the Public Offering as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on September 12, 2024; and (iii) the 1,123,595 shares of Common Stock issued on September 12, 2024 in the 2024 Private Placement as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on September 12, 2024, and assumes (x) the exercise of the director stock options granted to Mr. Johnson and (y) that the 20,359 shares of Common Stock underlying the restricted stock units reported herein are outstanding.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as described in Item 4 of this Schedule 13D, no transactions in the Common Stock were effectuated by the Reporting Persons since the filing of Amendment No. 3.

CUSIP No. 53635D202	SCHEDULE 13D/A	Page 6 of 7 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplanted by the addition of the following:

The Reporting Persons’ response to Item 4 in this Amendment No. 4 is incorporated by reference into this Item 6.

Except as otherwise described in the Schedule 13D, there are no contracts, arrangements, understandings or relationship among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 99.7:	Common Stock Purchase Agreement, dated as of September 10, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 12, 2024).

Exhibit 99.8:	Registration Rights Agreement, dated as of September 10, 2024 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 12, 2024).

CUSIP No. 53635D202	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2024

CALIGAN PARTNERS LP

By:	/s/ David Johnson
Name:	David Johnson
Title:	Managing Partner

/s/ David Johnson
DAVID JOHNSON